W. Ron Hinson
                         Southern Company Services, Inc.
                           241 Ralph McGill Boulevard
                                Atlanta, GA 30308
                                  404-506-6641


                                 April 25, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attn:    Jim Allegretto
         Senior Assistant Chief Accountant

         Re:      The Southern Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-3526

                  Alabama Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-3164

                  Georgia Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-6468

                  Gulf Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 0-2429

                  Mississippi Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 001-11229

                  Savannah Electric and Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-5072


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Securities and Exchange Commission
April 25, 2006
Page 2


                  Southern Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 333-98553

Dear Mr. Allegretto:

         The following is the response of The Southern Company (Southern Company) to the Staff's comments on the Form 10-K for the fiscal year ended December 31, 2005 (Form 10-K), transmitted in a letter from the Staff dated April 11, 2006. We are submitting this letter on behalf of Southern Company, and the terms "we," "us," "our" and "the Company" in the following responses refer to Southern Company.

The Southern Company Form 10-K for the year ended December 31, 2005

General

                  SEC COMMENT:


         1. Our review encompassed the parent company, and other subsidiary registrants listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant, please address the issue separately for the affected reporting subsidiary.

                  SOUTHERN COMPANY RESPONSE:

                  To the extent a comment is applicable to more than one registrant, we will address the issue separately for the affected registrant.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-11

                  SEC COMMENT:

         2. In addition to the overall cost of generation per KWH you may want to segregate the average cost by fuel source. Furthermore, while you discuss fuel expense in an indirect price/volume variance mode, you should attach quantification to such fluctuations. Finally, your statement regarding reduced 2005 purchased power volume in response to higher costs of purchased power may be illustrated in the


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Securities and Exchange Commission
April 25, 2006
Page 3



                  tabular presentation by the addition of purchased power KWH's. In this regard, we are unable to reconcile KWH's sold to your total generated KWH's plus the imputed purchased power KWH volumes based on average cost and purchased power expense. Please clarify our understanding. If total generation KWH's includes purchased power KWH's you may want to make this clear since generation suggests company-generated power as opposed to procured power.

                  SOUTHERN COMPANY RESPONSE:

                  In the chart below, we have included purchased power KWHs and the average cost of fuel by source and will include both in future filings. Total generation reported in the 10-K does not include purchased power. Purchased power KWHs cannot be imputed by using purchased power expense and the average cost of purchased power per net KWH. For certain Purchased Power Agreements (PPAs), we supply the fuel and, per Federal Energy Regulatory Commission (FERC) requirements, record the cost of fuel in fuel expense. For purposes of calculating the average cost of purchased power per net KWH, the fuel expense related to these PPAs is included in purchased power expense. In future filings we will also include quantification for fluctuations in fuel and purchased power expenses by price and volume. For 2005, fuel and purchased power expenses increased $1.217 billion due to higher prices and decreased $40 million related to volume. Although total volume increased 2005 over 2004, the decrease in volume associated with purchased power, which has a higher average cost, more than offset the increase in volume associated with fuel expense from generation which has a lower average cost.

                                                 2005        2004       2003
------------------------------------------ ----------- ----------- ----------
Total generation
   (billions of KWH)                              196         188        189
Total purchased power
   (billions of KWH)                               10          15         12
------------------------------------------ ----------- ----------- ----------
Sources of generation
   (percent) -
     Coal                                          71          69         71
     Nuclear                                       15          16         16
     Gas                                           11          12          9
     Hydro                                          3           3          4
------------------------------------------ ----------- ----------- ----------
Cost of fuel, generated
   (cents per net KWH) -
     Coal                                        1.93        1.75       1.63



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Securities and Exchange Commission
April 25, 2006
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                                                 2005        2004       2003
------------------------------------------ ----------- ----------- ----------
     Nuclear                                     0.47        0.46       0.47
     Gas                                         8.37        4.90       4.35
     Average cost of fuel, generated             2.39        1.89       1.67
Cost of fuel, purchased
   (cents per net KWH)                           7.14        4.48       3.86
------------------------------------------ ----------- ----------- ----------


Other Operations and Maintenance Expenses, page II-14

                  SEC COMMENT:

              3. Your explanations for comparable period changes do not total the actual change. For example, your explanations for the 2005 change in the components and related subcomponents of other operations and maintenance represent approximately 88% and 89%, respectively of the change reported. Similarly, you indicate that other operations and maintenance expense increased by $148 million in 2004, although the explanations provided support an increase of $208 million. Finally the reasons for the changes in the subcomponents should be discussed. For example the extent to which the $33 million increase in 2005 employee benefits related to salary versus benefits and the extent such increase was due to increase headcount versus cost per employee should be addressed.

                  SOUTHERN COMPANY RESPONSE:

                  Generally, explanations that do not total the actual change are the result of many insignificant items that comprise the remainder of the variance. In each case, the Company has provided the material items representing the changes from period to period in accordance with Instruction 4 to Item 303 of Regulation S-K and SEC Interpretive Releases 33-6835 and 33-8350. With respect to the $208 million explanation for the $148 million increase in other operations and maintenance expense in 2004 is offset by the $60 million reversal of the regulatory liability related to Plant Daniel described in the 2003 explanation. This was not explicitly stated in the 2004 explanation. Where applicable, we will clarify this explanation in future filings. We believe that we do explain the reasons for changes in the subcomponents of income statement line items. In the case described in your comment, the income statement line item is other operations and maintenance expense. The subcomponents are other production expense, administrative and general expenses, transmission and distribution expenses, and the Plant Daniel regulatory liability. Employee benefits, shared services expenses and property insurance further break down the subcomponent and provide the reason for the changes in administrative and general expenses.


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Securities and Exchange Commission
April 25, 2006
Page 5


Consolidated Balance Sheets, page II-39

                  SEC COMMENT:

               4. Please tell us the type and amounts of equity method
                  investments you hold. Explain whether they are predominantly the section 29 tax credit entities. Tell us the amount and classification of such investments on your balance sheet. If such entity is a subsidiary, explain why it is not consolidated. If a SPE has been formed in connection with obtaining the section 29 tax credits, explain what consideration you gave to FIN 46R in determining whether such entity should be consolidated. Your Consolidated Statement of Cash Flows reflects investing cash outflows for what we presume are increases in investments in unconsolidated subsidiaries for the three years ended December 31, 2005. It appears equity method losses could be significant pursuant to Rule 1-02(w) of Regulation S-X. To the extent equity method investments are related to synthetic fuel operations tell us how you include any section 29 tax credits in the test. In this regard, please advise the necessity of providing summarized financial information pursuant to Rule 4-08(g) of Regulation S-X. Lastly, please explain to us if there are any differences between the amount at which an investment is carried and the amount of underlying equity in net assets and, if applicable, the accounting treatment of the difference.

                  SOUTHERN COMPANY RESPONSE:

                  With regard to the type and amounts of equity method investments we hold:


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Securities and Exchange Commission
April 25, 2006
Page 6


------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
                                  Percent                                                   Total      Investment at
    Equity Method Entity         Ownership         Registrant          Type of Business     per          12/31/2005
                                                                                            Registrant (in millions)
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
Clairton 1314B, LP                 14.67      Southern Company       Coke Production                       $ 16.9
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
Carbontronics Synfuels             24.98      Southern Company       Synfuel Production                       9.0
Investors, LP
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
AFP Holdings LLC                   30.0       Southern Company       Synfuel Production                      10.5
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
Envirotech Investment Fund,         9.9       Southern Company       Energy Related                           0.2
LP                                                                   Venture Capital Fund
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
NuStart Energy Development,        12.5       Southern Company       Nuclear plant                            0.0
LLC                                                                  licensing project
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
Various Trust Entities              100       Alabama Power Company  Issuance of                 $9.3
                                                                     Preferred Securities
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
                                    100       Georgia Power Company  Issuance of                 29.4
                                                                     Preferred Securities
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
                                    100       Gulf Power Company     Issuance of                  2.2
                                                                     Preferred Securities
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
                                    100       Mississippi Power      Issuance of                  1.1
                                              Company                Preferred Securities
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
                                    100       Southern Company       Issuance of                 19.0
                                                                     Preferred Securities
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
              Total Trusts                                                                                   61.0
                                                                                                             ----
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------
Total                                                                                                      $ 97.6
                                                                                                           ======
------------------------------ -------------- ---------------------- ---------------------- ---------- ---------------


                  The investments in equity method entities are included in Other Property and Investments - Other on our Consolidated Balance Sheets. Our investments in the synfuel production entities, the coke production partnership, the venture capital fund and the nuclear plant licensing project are not consolidated because we own less than 50% of these entities and exercise significant influence but not control over their financial and operating policies. Our analysis of the coke and synfuel


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Securities and Exchange Commission
April 25, 2006
Page 7


                  production entities under FIN 46R concluded that these investments met the business exception under paragraph 4h. We are not the primary beneficiary or the majority investor in the venture capital fund entity or the nuclear plant licensing entity. Additionally, as a result of our adoption of FIN 46R, the trusts issuing preferred securities were deconsolidated as we are not the primary beneficiary of those trusts as disclosed in Notes 1 and 6 to the financial statements of the Form 10-K.

                  Our equity method losses were $119 million, $95 million and $99 million for the years ended December 31, 2005, 2004 and 2003, respectively. Based on our tests pursuant to Rule 1-02(w) of Regulation S-X, these amounts represent, on an aggregate basis, 5.16%, 4.29% and 4.49% of income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle in the years 2005, 2004 and 2003, respectively. The Section 29 tax credits are a component of income tax expense in the Consolidated Statements of Income and we believe are appropriately excluded from the Rule 1-02(w) calculations. None of the equity method entities met the test on an individual basis. Had these tax credits been considered, the results would have been the same. Based on the results of our tests, disclosure of the summarized financial information pursuant to Rule 4-08(g) of Regulation S-X is not required on either an individual investment basis or in the aggregate.

                  There are no material differences between the amount at which an investment is carried and the amount of underlying equity in net assets of the equity method entity.

Note 1.  Summary of Significant Accounting Policies, page II-45

Regulatory Assets and Liabilities, page II-46

                  SEC COMMENT:

         5. Please explain to us the nature of the asset retirement asset versus the liability. If applicable, you should distinguish between legal ARO required to be accrued under SFAS no. 143 versus non-legal obligations for which rate recovery has been previously provided. Also, please explain by major regulatory jurisdiction how ARO costs are recovered. Please tell us whether you defer any portion of the interest accretion or additional depreciation that resulted from application of SFAS no. 143.


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Securities and Exchange Commission
April 25, 2006
Page 8




                  SOUTHERN COMPANY RESPONSE:

                  The regulatory asset and regulatory liability relating to asset retirement obligations represents the timing difference between the recognition of SFAS No. 143 depreciation and accretion and the collection of ARO costs included in cost of service. Currently, Georgia Power, Mississippi Power and Savannah Electric are in a net regulatory asset position and Alabama Power and Gulf Power are in a net regulatory liability position. Jurisdictional regulatory guidance provides accounting instruction for any remaining balances in these regulatory accounts following retirement of the asset.

                  Asset retirement costs not within the scope of SFAS No. 143 (non-legal asset retirement costs) are accounted for separately from legal asset retirement obligations which are within the scope of SFAS No. 143. Non-legal asset retirement costs are recovered through rates and reflected in "Other cost of removal" as a regulatory liability on the balance sheet.

                  Recovery of ARO Costs - Alabama Power, Georgia Power, Gulf Power, Mississippi Power and Savannah Electric
                  ARO costs are recovered through cost of service as a component of depreciation or allowances. Accretion and depreciation related to SFAS No. 143 are deferred in a regulatory account and are offset by ARO costs collected in depreciation rates. Any difference between calculated ARO requirements per SFAS No. 143 and amounts allowed in rates for these obligations are recorded as regulatory assets and liabilities as authorized by the respective state public service commissions (PSCs) and are expected to be recovered based on actual removal costs incurred. These commissions allow for the recovery of all prudent costs associated with these legal asset retirement activities.

                  SEC COMMENT:

         6. Regulatory assets are very significant to your balance sheet. Prospectively, please ensure that you adhere to the disclosure requirements of paragraph 20 of SFAS no. 71. If recovery of your regulatory assets is provided without a return, or a return not characteristic of the cost of capital, you should disclose the amounts of such assets and the remaining recovery period applicable to them.


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Securities and Exchange Commission
April 25, 2006
Page 9



                  SOUTHERN COMPANY RESPONSE:

                  Paragraph 20 of SFAS No. 71 requires the disclosure of all regulatory assets that are not allowed to earn a return on investment including the remaining amounts to be amortized and the remaining period applicable to them. All of Southern Company's regulatory assets and liabilities earn a return as they are all to be reflected in rates and in no instance has a PSC disallowed a return on regulatory assets or liabilities. This is currently disclosed in the last sentence of the "Regulatory Assets and Liabilities" section of Note 1 to the financial statements of the Form 10-K; therefore, we believe no additional disclosure is currently required. Should circumstances change, we would add any necessary disclosures.

Leveraged Leases, page II-51

                  SEC COMMENT:

         7. It appears you enter into leverage leases as either the owner-lessor or lessee-user of the asset. If our understanding is incorrect, please clarify it. To the extent you are the owner-lessor, you should consider providing disclosure as to the relative credit quality of the various lessees. This may be done in the footnote or MD&A. In this regard, explain to us how you evaluate impairment for your investment where you are the owner-lessor.

                  SOUTHERN COMPANY RESPONSE:

                  Indirect wholly owned subsidiaries of Southern Company have entered into seven transactions as owner-lessor that meet the requirements of SFAS No. 13 for leveraged lease accounting. On an annual basis, for each leveraged lease investment Southern Company performs a formal impairment analysis and a formal analysis of estimated residual value and all other important assumptions affecting estimated total net income from each lease pursuant to SFAS No. 13 paragraph 46. Items reviewed during this process include lessee credit rating or credit rating of entities purchasing power from the facilities, as applicable. We also determine whether there have been changes in technology, operational issues, and changes in laws or regulations which could impact our investments. In addition, Southern Company monitors our leveraged lease investments and any potential impairment indicators on a continuous basis throughout the year by reviewing monthly and/or quarterly results of operations and discussing ongoing issues with lessees. Currently, the credit risk associated with these investments is minimal because the lessees and, where applicable, purchasers of power produced


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Securities and Exchange Commission
April 25, 2006
Page 10



                  at these facilities have maintained investment grade credit ratings. Four of the most significant lessees are required to post collateral in the event their credit rating falls below A- during the lease term. Should these circumstances change in the future, we will disclose information regarding credit quality of these counterparties.

Note 2.  Retirement Benefits, page II-53

                  SEC COMMENT:

         8. Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should be disclosed as an accounting policy.

                  SOUTHERN COMPANY RESPONSE:

                  The market-related value of assets is equal to the difference between the market value of assets and unamortized asset gains and losses from prior years. Asset gain/losses are identified for each year as the difference between expected and actual asset return. Each year's asset gains and losses are recognized over a five-year period. This method is consistent with paragraph 30 of SFAS No. 87, as it presents a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. SFAS No. 87, Par. 261, Illustration 4 details such a calculation. This information will be disclosed in the Form 10-K in future filings.


Note 6.  Financing

Financial Instruments, page II-69

                  SEC COMMENT:

         9. Please help us understand the extent to which you enter into derivative contracts to hedge risk associated with purchases or sales that would qualify as normal under SFAS no. 133. Tell us the amount of such fair value adjustments that are included in regulatory assets/liabilities versus net income. Tell us the amount of cash flow hedge fair value adjustments included in regulatory assets/liabilities that, absent probability of rate recovery, would be classified in other comprehensive income. On this point, please specifically advise how the MTM


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Securities and Exchange Commission
April 25, 2006
Page 11


                  adjustments relating to your interest rate swaps and options have been included in the income statement, balance sheet or statement of other comprehensive income. In this regard, we do not note any apparent regulatory liability associated with such instruments based on the descriptions of regulatory items on page II-46. In this regard, you may want to reconcile the amount of "Regulatory liabilities, net" of $103.4 million with the related items and captions in your listing of regulatory assets and liabilities on page II-46. Finally, your basis for netting the regulatory assets and liabilities on page II-69 given the probability that regulatory assets may be in different jurisdictions that regulatory liabilities should be explained to the staff.

                  SOUTHERN COMPANY RESPONSE:

                  To facilitate our response to the above comment we have identified six sub-comments and will address each separately.

                  a) Use of "Normal" Contracts

                  Southern Company and its subsidiaries review contracts for the physical sale or purchase of energy related products, and when deemed to meet the definition of a derivative will designate the contract as "normal" under SFAS No. 133, or designate it as a hedge if the intent is to actually hedge and the requirements of SFAS No. 133 are met. These physical contracts can be split into three broad categories:

                  1. Structured/long-term contracts for the physical purchase/sale of a commodity in the normal course of business that do not meet the definition of a derivative.
                  2. Structured/long-term contracts for the physical purchase/sale of a commodity in the normal course of business that meets the definition of a derivative, and thus are designated as "normal". The extent of such "normal" contracts is very limited, and pertains to only a few certain types of contracts as follows:
                           i. electric contracts - where a notional amount of energy is stated and the contract is for the physical supply of electric within the normal limits of the subsidiary's generating capacity;
                           ii. coal contracts - occasionally Southern Company uses over-the-counter New York Mercantile Exchange (NYMEX) look-a-like coal contracts for short-term coal requirements which have stated notional amounts for physical delivery;


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Securities and Exchange Commission
April 25, 2006
Page 12


                           iii. emission allowance contracts - occasionally certain subsidiaries enter into a forward contract for the purchase of a fixed number of emission allowances that are required by the subsidiary in order to meet its quota of allowances to support the SO2 emissions; and
                           iv. uranium contracts - the nuclear plants require uranium as part of the generation process.
                  3. Marketed and traded physical derivative instruments that are used to fix short-term forward sales of electricity are used, but are designated as hedges of forecasted electric sales as opposed to being designated as "normal" contracts.

                  As part of the process of analyzing whether a contract is designated as "normal", Southern Company initially reviews the contract to determine if it meets the definition of a derivative per SFAS No. 133. Once it is determined the contract meets the definition of a derivative, Southern Company will carry out a review of the "normal" requirements per SFAS No. 133 paragraphs 10 and 58(b), if applicable. As part of Southern Company's review, it will consider the quantities stated in the contract and whether they are within the quantities normally contracted for, used or sold, as well as whether the commodities will be physically delivered.

                  b) Fair Value Adjustments in Regulatory Assets/Liabilities

                  Southern Company has five retail operating company subsidiaries that are regulated by state PSCs, and in addition has two other subsidiaries that also enter into derivatives to hedge commodity price risk. Each retail operating company has a commodity hedging program approved by its respective PSC. As such, substantially all of the marked to market ("MTM") adjustments for commodity related hedges are recorded as regulatory assets/liabilities. Southern Company has a very limited portfolio of commodity related derivatives that are not designated as hedges, due to them either not meeting hedge criteria, or being used for price discovery instead of hedging; additionally, there are some commodity cash flow hedges utilized by Southern Company's subsidiaries for the forecasted purchases of natural gas and/or forecasted sales of electric provided the requirements of SFAS No. 133 are met. Southern Company does not engage in trading of a speculative nature.


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Securities and Exchange Commission
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Page 13


                  c) Hedge Treatment Absent Rate Recovery

                  At December 31, 2005, the amount of fair value adjustments recorded in regulatory assets/liabilities for commodity hedges was $103.4 million. If these hedges were not approved by the PSC, then they would meet cash flow hedge accounting criteria and be marked to market in other comprehensive income. Of the $103.4 million, only a very few hedges (less than $100,000 in fair value at December 31, 2005) would be marked to market through net income.

                  d) Interest Rate Swaps and Options

                  Southern Company and its subsidiaries utilize interest rate swaps and options that qualify for fair value or cash flow hedge accounting; there is no separate regulatory treatment. As such there are no interest rate derivative fair value adjustments recorded in the regulatory asset/liability accounts disclosed in Note 1 to the financial statements on page II-46 of the Form 10-K.

                  Therefore, the MTM adjustments relating to such interest rate hedges are recorded as follows:
                  o The fair value hedges are recorded as derivative assets or liabilities in the balance sheet with the MTM adjustment recorded in net income. The MTM adjustment for the related hedged debt is also recorded in net income.
                  o For cash flow hedges, the derivatives are recorded as derivative assets or liabilities, with the MTM adjustment recorded in other comprehensive income, which is reclassified to net income in the same period in which the hedged forecasted interest affects income.

                  e) Reconciliation

                  The $103.4 million of net hedge liabilities disclosed in Note 6 to the financial statements on page II-69 of the Form 10-K can be reconciled to the $116 million regulatory liability for fuel hedges disclosed in Note 1 to the financial statements on page II-46 of the Form 10-K as follows:

                  Regulatory liabilities, net (per page II-69)            $103.4
                  Fuel hedging regulatory assets *                          12.7
                                                                          ------
                  Fuel hedging regulatory liabilities (per page II-46)    $116.1
                                                                           -----

                  * Included in Note 1 to the financial statements under
                    "Other assets"


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Securities and Exchange Commission
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Page 14


                  f) Netting

                  Each retail operating company subsidiary has its own portfolio of fuel hedges that are in and/or out of the money resulting in a regulatory hedge loss (asset) and/or a regulatory hedge liability (gain). The gross gains and losses are recorded in the balance sheet accounts. Each retail operating company has an approved hedging program with its respective PSC that is controlled and monitored. At December 31, 2005 and 2004, each retail operating company had a net regulatory hedge liability, and thus the aggregation of these net liabilities on page II-69 does not result in any netting of a net regulatory asset in one jurisdiction with a net regulatory liability in another jurisdiction.

                  The table in Note 6 to the financial statements on page II-69 of the Form 10-K was designed to illustrate that significantly all the commodity hedges are subject to regulatory accounting, as opposed to being marked to market through other comprehensive income or net income.


Note 8.  Common Stock, page II-72

                  SEC COMMENT:

         10. You reference the fact that all options granted under the plans had an exercise price equal to the market value on the date of grant. In this regard, we note no stock compensation tax related items in your Consolidated Statements of Stockholders' Equity. Please explain to us how you classify the tax benefit on non-compensatory options grants; especially when the grant involves non-qualified options. Please explain how you classify the tax benefit regarding the exercise of non-qualifying stock options or disqualifying dispositions, if applicable.

                  SOUTHERN COMPANY RESPONSE:

                  Southern Company does not issue any non-compensatory stock options. All stock options granted are non-qualified stock options issued to employees. As disclosed in Note 1 to the financial statements, the Company follows APB No. 25 as allowed under SFAS No. 123 and does not recognize any compensation expense upon grant. The tax benefit received upon exercise of the stock options is recorded as an equity transaction as required by SFAS No. 123.


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Securities and Exchange Commission
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Page 15


                  At the Southern Company level, the tax benefit received from the exercise of stock options is included in the line item "stock issued" in the Statement of Common Stockholders' Equity since it relates to the issuance of shares of Southern Company stock. For the year ended December 31, 2005 the tax benefit from stock option exercises totaled $50 million and is included in the $216 million total paid-in capital. For each of the years ended December 31, 2003 and 2004, the tax benefit was $30 million and $31 million, respectively. An amount equal to the tax benefit received from the exercise of stock options is contributed from the parent company to the subsidiary whose employee exercised the option. Therefore, in the subsidiaries' Statements of Common Stockholder's Equity, these amounts are included in the line item "capital contributions from parent company".

Alabama Power Company Form 10-K for the year ended December 31, 2005

Note 6.  Financing, H-123

                  SEC COMMENT:

         11. Please explain and prospectively disclose the pertinent rights and privileges of any securities outstanding. In this regard, we assume a liquidation preferences may exist with your preferred stock. See SFAS no. 129.

                  SOUTHERN COMPANY RESPONSE:

                  Alabama Power currently has preferred stock, Class A preferred stock and common stock outstanding. Alabama Power's preferred stock and the Class A preferred stock, without preference between classes, rank senior to Alabama Power's common stock with respect to payment of dividends and voluntary or involuntary dissolution. Certain series of the preferred stock and Class A preferred stock are subject to redemption after a specified date and, in some cases, are entitled to receive a make-whole premium. Alabama Power will prospectively disclose these and other matters required by SFAS No. 129 to the extent applicable.



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Securities and Exchange Commission
April 25, 2006
Page 16



Georgia Power Company Form 10-K for the year ended December 31, 2005

Statements of Cash Flows, page II-153

                  SEC COMMENT:

         12. Explain to us why you have recorded construction payables as a component of the net cash used for investing activities.

                  SOUTHERN COMPANY RESPONSE:

                  Paragraph 15 of SFAS No. 95 defines acquiring property, plant and equipment as an investing activity. Examples of cash outflows for investing activities are provided in paragraph 17c of SFAS No. 95 and include payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment and other productive assets. The amounts included in the investing activities section of Georgia Power's Statements of Cash Flows on the line item "Change in construction payables, net of joint owner portion" are amounts recorded but not yet paid to acquire property, plant and equipment. We believe that these amounts are properly included as a reconciling item to accurately reflect property additions in the investing activities section as required by paragraph 17c of SFAS No. 95.

Gulf Power Company Form 10-K for the year ended December 31, 2005

Statements of Cash Flows, page II-209

                  SEC COMMENT:

         13. We reissue our prior comment twelve regarding construction payables.


                  SOUTHERN COMPANY RESPONSE:

                  Paragraph 15 of SFAS No. 95 defines acquiring property, plant and equipment as an investing activity. Examples of cash outflows for investing activities are provided in paragraph 17c of SFAS No. 95 and include payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment and other productive assets. The amounts included in the investing activities section of Gulf Power's Statements of Cash Flows on the line item


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Securities and Exchange Commission
April 25, 2006
Page 17


                  "Construction payables" are amounts recorded but not yet paid to acquire property, plant and equipment. We believe that these amounts are properly included as a reconciling item to accurately reflect property additions in the investing activities section as required by paragraph 17c of SFAS No. 95.

Note 6 - Financing, page II-228

                  SEC COMMENT:

         14. We reissue our prior comment eleven regarding your securities outstanding.

                  SOUTHERN COMPANY RESPONSE:

                  Gulf Power currently has preference stock and common stock outstanding. Gulf Power's preference stock ranks junior to Gulf Power's preferred stock (of which none is currently outstanding) and senior to Gulf Power's common stock with respect to the payments of dividends and distribution of assets upon Gulf Power's liquidation, dissolution or winding up. The outstanding preference stock is subject to redemption after a specified date. Gulf Power will prospectively disclose these and other matters required by SFAS No. 129 to the extent applicable.

Mississippi Power Company Form 10-K for the year ended December 31, 2005

Statements of Cash Flows, page II-258

                  SEC COMMENT:

         15. We reissue our prior comment twelve regarding construction payables.

                  SOUTHERN COMPANY RESPONSE:

                  Paragraph 15 of SFAS No. 95 defines acquiring property, plant and equipment as an investing activity. Examples of cash outflows for investing activities are provided in paragraph 17c of SFAS No. 95 and include payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment and other productive assets. The amounts included in the investing activities section of Mississippi Power's Statements of Cash Flows on the line item "Construction payables" are amounts recorded but not yet paid to acquire property, plant and equipment. We believe that these amounts are properly included as a reconciling item to accurately reflect property additions in the


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Securities and Exchange Commission
April 25, 2006
Page 18


                  investing activities section as required by paragraph 17c of SFAS No. 95.

                  SEC COMMENT:

         16. You indicate in your sources of capital discussion on page II-251 that the company had outstanding $152 million in commercial paper notes. Please reconcile this to the amount reported on the balance sheet and statements of cash flows of $202,124. Also, please explain whether the reported amounts are affiliate borrowings.

                  SOUTHERN COMPANY RESPONSE:

                  In addition to the $152 million outstanding commercial paper on December 31, 2005, Mississippi Power had $50 million outstanding under a credit agreement described in greater detail in Note 6 to the financial statements on page II-276 of the Form 10-K. Note 6 to the financial statements also references $326 million of committed credit agreements with banks, of which $276 million remains unused. As described in the MD&A on page II-251 of the Form 10-K, Mississippi Power's commercial paper program is administered by an affiliate entity organized to issue and sell commercial paper and extendible notes at the request and for the benefit of Mississippi Power and the other retail operating companies. The $152 million was borrowed through this affiliate entity.


Note 6 - Financing, page II-278

                  SEC COMMENT:

         17. We reissue our prior comment eleven regarding your securities outstanding.

                  SOUTHERN COMPANY RESPONSE:

                  Mississippi Power currently has preferred stock, depositary preferred stock (each share of depositary preferred stock representing one-fourth of a share of preferred stock) and common stock outstanding. Mississippi Power's preferred stock and the depositary preferred stock (proportionately), without preference between classes, rank senior to Mississippi Power's common stock with respect to payment of dividends and voluntary or involuntary dissolution. Certain series of the preferred stock and depositary preferred stock are subject to redemption after a specified date and, in some cases, are entitled to receive a make-whole


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Securities and Exchange Commission
April 25, 2006
Page 19


                  premium. Mississippi Power will prospectively disclose these and other matters required by SFAS No. 129 to the extent applicable.


Savannah Electric and Power Company Form 10-K for the year ended December 31,
2005

Note 6 - Financing, page II-326

                  SEC COMMENT:

         18. We reissue our prior comment eleven regarding your securities outstanding.

                  SOUTHERN COMPANY RESPONSE:

                  Savannah Electric currently has preferred stock and common stock outstanding. Savannah Electric's preferred stock ranks senior to Savannah Electric's common stock with respect to payment of dividends and voluntary or involuntary dissolution. Savannah Electric's outstanding preferred stock is subject to redemption after a specified date. Savannah Electric, or Georgia Power following the merger, will prospectively disclose these and other matters required by SFAS No. 129 to the extent applicable.

Southern Power Company Form 10-K for the year ended December 31, 2005

Statements of Cash Flows, page II-349

                  SEC COMMENT:

         19. We reissue our prior comment twelve regarding construction payables.

                  SOUTHERN COMPANY RESPONSE:

                  Paragraph 15 of SFAS No. 95 defines acquiring property, plant and equipment as an investing activity. Examples of cash outflows for investing activities are provided in paragraph 17c of SFAS No. 95 and include payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment and other productive assets. The amounts included in the investing activities section of Southern Power's Statements of Cash Flows on the line item


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Securities and Exchange Commission
April 25, 2006
Page 20


                  "Change in construction payables, net" are amounts recorded but not yet paid to acquire property, plant and equipment. We believe that these amounts are properly included as a reconciling item to accurately reflect property additions in the investing activities section as required by paragraph 17c of SFAS No. 95.


Note 2.  Contingencies and Regulatory Matters, page II-356

Oleander Acquisition, page II-357

                  SEC COMMENT:

         20. Please tell us how you have accounted for the Oleander acquisition. Explain to us how you evaluated the transaction under SFAS no. 141. Please be detailed in your response.

                  SOUTHERN COMPANY RESPONSE:

                  Southern Power has accounted for the acquisition of all of the partnership interests in Oleander Power Project L.P. (Partnership Interests) as a business combination under SFAS No. 141 because the Partnership Interests acquired are considered equity interests of one or more other entities, and control was obtained. This accounting evaluation is based on SFAS No. 141 and Regulation S-X Rule 11-01(d), and is described in detail below.

                  SFAS No. 141 "Business Combinations" is the accounting guidance for business combinations and provides the guidance for determining whether an acquisition is an asset acquisition or a business acquisition. Paragraph 9 states:

                           "For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business* or acquires equity interests of one or more other entities and obtains control over that entity or entities.

                           *EITF Issue No. 98-3, "Determining Whether a
                           Non-monetary Transaction Involves Receipt of
                           Productive Assets or of a Business", provides guidance on determining whether an asset group constitutes a business."

                  The term "equity interests" is also used in paragraph 51(d) of SFAS No. 141, and provides examples of equity interests as follows:


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Securities and Exchange Commission
April 25, 2006
Page 21


                           "The cost of the acquired entity and, if applicable, the number of shares of equity interests (such as common shares, preferred shares, or partnership interests) issued or issuable, the value assigned to those interests, and the basis for determining that value".

                  Because all of the Partnership Interests were acquired and such interests are considered equity interests, the acquisition met both conditions in paragraph 9 above, and thus meets the definition of a business combination.

                  Rule 11-01(d) of Regulation S-X also provides guidance on what constitutes a business. This rule essentially states that even when a lesser component of an entity is purchased, it will still be considered a business purchase if the nature of the revenue-producing activity of the component remains generally the same as before the purchase transaction. As the physical assets and the customer contracts were retained in the case of the Oleander acquisition, the revenue-producing activity remained essentially unchanged, and therefore the subject assets are a business.

                  Recording of the Transaction-Accounting as a Business Acquisition

                  Based on an independent appraisal by a nationally recognized expert of the business acquired, the $218 million dollar purchase price was assigned to components of working capital and to property, plant and equipment. Components of working capital including receivables, payables, inventory and fuel oil inventory were stated at the best estimate of fair market value. The net working capital value was approximately $12 million, with the balance of the purchase price ($206 million) assigned to property, plant and equipment.

                  The independent appraiser also performed an extensive analysis of the two PPAs that were acquired with the business to determine the existence of any intangible assets or liabilities/commitments. Both market comparison information (as much as was available due to proprietary restrictions) and discounted cash flow models were used in the analysis for intangibles.

                  This analysis indicated the PPAs were at market value and therefore no intangible assets or liabilities were recorded pursuant to SFAS No. 141 Paragraph 39 and Paragraph 37(k), respectively.

                  Consideration of Materiality or Significance under Rule 3-05 Regulation S-X The three tests required under Rule 3-05 of Regulation S-X (S. 210.1-02(w) and


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Securities and Exchange Commission
April 25, 2006
Page 22


                  S. 210.3-05) were performed. Although the acquisition was significant (i.e., greater than 10%), none of the tests (purchase price, total assets, or pre-tax income) approached the 20% threshold for inclusion of financial statements.


                  Consideration of Required Disclosures per SFAS 141
                  All disclosures required per paragraphs 51-57 of SFAS No. 141 were included with the 2005 Southern Power Company Form 10-K as filed (Page II-357).


                                   * * * * * *

         In connection with the above responses to the Commission's comments, the Company hereby acknowledges that:

         o we are responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We appreciate the assistance the Staff has provided with its comments on the Form 10-K. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

         Please direct any further questions or comments you may regarding this filing to the undersigned at (404) 506-6641, to Jan Hodnett at (404) 506-6709 or to Wayne Boston at (404) 506-7146.

                                Very truly yours,

                                /s/W. Ron Hinson